Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

September 13, 2023

Re:	House Hack, Inc.
Offering Statement on Form 1-A
Filed August 14, 2023
File No. 024-12302

To Whom It May Concern:

On behalf of House Hack, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 10:00 a.m., Eastern Time, on Friday, September 15, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Kevin Paffrath

Kevin Paffrath, CEO

House Hack, Inc.

cc:	Kibum Park, Securities and Exchange Commission

Jill Wallach, CrowdCheck Law LLP